Exhibit 99.1

April 29, 2019

Dear Shareholders,

Results for Q1 2019 were largely positive with most metrics outperforming our expectations and landing at the high end of, or exceeding, our Q1 guidance.

SUMMARY USER AND FINANCIAL METRICS

				% Change
	Q1 2018	Q4 2018	Q1 2019	Y/Y	Q/Q
USERS (M)
Total Monthly Active Users (“MAUs”)	173	207	217	26%	5%
Premium Subscribers	75	96	100	32%	4%
Ad-Supported MAUs	102	116	123	21%	6%

FINANCIALS (€M)
Premium	1,037	1,320	1,385	34%	5%
Ad-Supported	102	175	126	24%	(28%)

Total Revenue	1,139	1,495	1,511	33%	1%

Gross Profit	283	399	373	32%	(7%)
Gross Margin	24.9%	26.7%	24.7%	—	—

Operating (Loss)/lncome	(41)	94	(47)	16%	(150%)
Operating Margin	(3.6%)	6.3%	(3.1%)	—	—

Net cash flows from operating activities	84	150	209	149%	39%
Free Cash Flow[1]	74	84	173	134%	106%

[1]	Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.

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MONTHLY ACTIVE USERS (“MAUs”)

MAUs grew 26% Y/Y to 217 million, slightly lower than the midpoint of our 215-220 million MAU guidance range.

We launched India in late February expanding our global market footprint to 79 countries. More than 1 million users signed up for Spotify in our first week in the market, and growth has continued to outpace our expectations. We now have more than 2 million users in India.

Total MAUs by Region

PREMIUM SUBSCRIBERS

Premium Subscribers grew to 100 million, up 32% Y/Y, reaching the high end of our guidance range of 97-100 million, and marking an important milestone in Company history. Outperformance was driven by a better than plan promotion in the US and Canada and continued strong growth in Family Plan. We also saw strong growth from the expansion of our Google Home Mini promotion, as well as the price reduction to our Spotify Premium + Hulu offering in the US.

In March, we extended our partnership with Google by expanding our Google Home Mini promotion to two new markets, the UK and France. The new promotional offer is substantially similar to the deal offered in the US in Q4. In the UK and France, new and existing Family Plan master account holders can claim a free Google Home Mini voice speaker. We believe that voice speakers are a critical area of growth, particularly for music and podcasts, and we intend to continue to pursue opportunities to expand our presence in that area.

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We announced a significant step forward in our ongoing partnership with Samsung during Q1 whereby the Spotify app will be preloaded on millions of new devices globally. New users in the US who purchase Samsung’s flagship Galaxy S10 device with the Spotify app preloaded also will have access to a special six month free trial offer for Spotify Premium.

Additionally, we expanded our partnership with Hulu during Q1 by offering their limited commercial plan to our Standard $9.99 subscribers at no additional charge. This promotion replaces our existing $12.99 Spotify + Hulu bundle and builds upon the success and popularity of our Spotify Student + Hulu plan available in the US.

Family and Student plans continue their fast growth and have continued to increase as a percentage of our total subscribers. Churn was flat with Q4 and also roughly the same as Q1 of 2018.

Subscribers by Region

FINANCIAL METRICS

Revenue

Total Q1 revenue of €1,511 million grew 33% Y/Y.

Premium revenue of €1,385 million in Q1 grew 34% Y/Y, the third quarter of accelerating Y/Y growth in the last four quarters. Average revenue per user (“ARPU”) was €4.71 in Q1, roughly flat Y/Y (down 2% excluding the impact from foreign exchange rates). Downward pressure on ARPU has moderated, and we expect that ARPU declines through the remainder of the year will be in the low single digits. As we’ve spoken about in previous quarters, the declines in ARPU are a result of shifts in both product and geographic mix. Approximately 75% of the impact to

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ARPU is attributable to product mix changes, and the remainder a function of changes in geographic mix and other factors.

Ad-Supported revenue of €126 million grew 24% Y/Y. We saw a small incremental benefit from podcasts during Q1 following our acquisitions of Gimlet Media and Anchor in February and the successful rollout of Spotify owned and exclusive content (The Joe Budden Podcast2, Amy Schumer Presents: 3 Girls, 1 Keith3, Dope Labs4, etc.) We expect the revenue from podcasts to accelerate through 2019. Over time, our ambition is to develop a more robust advertising solution for podcasts that will allow us to layer in the kind of targeting, measurement, and reporting capabilities we have for the core Ad-Supported business.

Ad-Supported revenue growth underperformed our expectations in Q1, primarily in the US and primarily with our sponsored sessions video product. The performance shortfall was pricing related. We have course corrected and are seeing strong growth across the ads business in Q2.

Two of our strongest areas of growth in Q1 were measurement and programmatic revenues. Measurement related revenues doubled from 20% to 40% of total ad revenues Y/Y, while Programmatic and Self-Serve grew 53% Y/Y and now account for 26% of Total Ad-Supported Revenue.

In April of last year we officially unveiled a new Ad-Supported experience on Spotify. The updated user experience provided greater consumer control and an increased focus on curation and personalization. The net result has been a 12% increase in Content Hours per MAU across our free tier. This means accelerating growth in ad inventory, which should mean stronger Ad-Supported revenue growth.

Gross Margin

Gross Margin was 24.7% in Q1, above the high end of our guidance range of 22.5-24.5%. Outperformance relative to our expectations resulted from a combination of outperformance of Premium Subscribers, slower than anticipated release of original podcast content, and supply constraints of Google Home Mini devices relating to our Family Plan promotion.

Premium Gross Margin was 25.9% in Q1, down from 27.3% in Q4 and down 20 bps Y/Y. Ad-Supported Gross Margin was 11.1% in Q1, down seasonally from 22.1% in Q4 and down 160 bps Y/Y.

[2]	https://open.spotify.com/show/43srgsyieFX5zjq3XqiQmT
[3]	https://open.spotify.com/show/2UtdM2mvBQesTqGTyiKn8w
[4]	https://open.spotify.com/show/3pCF6hcNsAHKlKAillCOuZ

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Spotify for Artists

In October 2018, we launched Spotify for Podcasters5 in beta, a platform that provides podcast creators with tools and data insights about audience demographics. Early adoption continues to gain momentum, as the number of podcast creators using the platform has nearly doubled in the first 6 months. More than 20,000 podcast teams are now using the platform on a monthly basis. Additionally, more than 50,000 shows have been submitted to Spotify through Spotify for Podcasters, enabling listeners around the world to discover new and unique content that suits their interests. Today there are more than 250,000 podcast titles available on our platform. In Q1 we launched 15 originals and exclusives including Podkinski6 in Germany, Gynning & Berg7 in Sweden, and our daily news podcast, Cafe da Manha8 in Brazil, a format we hope to expand to other countries in Latin America.

Last month Spotify for Artists launched a new feature called Unique Links9. This tool enables artists to share a customized URL that links to a playlist featuring their track(s) at the top of the playlist. By offering greater personalization of Editorial playlists, we’ve increased the number of artists featured on playlists by 30% and the number of songs listeners are discovering by 35%.

In Q1 we continued to develop tools for Spotify Publishing Analytics. We introduced playlist add annotations which allow publishers to see when their songs are added to playlists and understand which playlists drive spikes in listening. To date we’ve seen engagement from 40 of the top music publishers around the world.

Operating Expenses / Income (Loss)

Operating expenses of €420 million in Q1 increased 30% Y/Y. Operating Losses totaled €47 million yielding an Operating Margin of (3.1%), an improvement of 50 bps Y/Y. Our better than expected loss in the quarter was a result of higher Gross Profit and lower than expected marketing spend.

The growth in our share price in Q1 significantly increased our operating expenses for the quarter. The increase in our stock price resulted in a significant increase of accrued social costs for stock options and RSUs. As a reminder, social costs are payroll taxes associated with employee salaries and benefits, including stock based compensation. We are subject to social taxes in several countries in which we operate, although Sweden accounts for the bulk of the

[5]	https://newsroom.spotify.com/2018-10-03/introducing-spotify-for-podcasters-in-beta/
[6]	https://open.spotify.com/show/1KeTuwLkZWuZWsovfZLAcW
[7]	https://open.spotify.com/show/5H88534ekOqoD6NDyVmfbr
[8]	https://open.spotify.com/show/6WRTzGhq3uFxMrxHrHh1lo
[9]	https://artists.spotify.com/blog/our-playlist-ecosystem-is-evolving

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social costs. We don’t forecast stock price changes in our guidance so material upward or downward movements can have an outsized impact on our reported operating expenses.

IFRS 16

Starting January 1, 2019, we adopted the new lease accounting standards dictated by IFRS 16. This required certain leases which were accounted for as operating leases be treated as finance leases going forward. Certain leases were reclassified as assets and liabilities on the balance sheet which yielded increased depreciation and interest expense, offset by a reduction in rental expense. We recognized €9 million of lease liability interest expense in finance costs during the first quarter of 2019.

Free Cash Flow

We generated €209 million in net cash flows from operating activities and €173 million in Free Cash Flow in Q1. Both more than doubled Y/Y. Free Cash Flow in Q1 benefited from the growth of accounts payable. We maintain positive working capital dynamics, and our goal is to sustain and grow Free Cash Flow, excluding the impact of capital expenditures associated with the build-out of new and existing offices in New York, London, Los Angeles, Stockholm, and Boston, among others. We paid out approximately €37 million associated with our office builds in Q1. We expect to complete these projects over the next 12 months at a cost of roughly €200 million. As a result, we are expecting a sequential increase in capital expenditures for office space in Q2 of approximately €25 million.

We ended Q1 with €1.7 billion in cash and cash equivalents, restricted cash, and short term investments.

Q1 Investments Update

In Q1 the value of our Tencent Music (“TME”) investment increased by €652 million to €2.3 billion. The change in value was accounted for as a gain in Other Comprehensive Income. We also spent €308 million in total purchase consideration to acquire Gimlet Media and Anchor FM, and subsequent to the quarter end, we acquired a third podcasting company, Cutler Media, LLC (“Parcast”), for total purchase consideration of approximately €50 million. The combined purchase consideration for all three podcast companies was €358M which is roughly equivalent to Spotify’s cumulative FCF over the last three quarters, or alternatively, 55% of the Q2 increase in the value of our TME investment.

Growth of Global Recorded Music Market Accelerates

The International Federation of the Phonographic Industry (“IFPI”) released its annual Global Music Report in April 2019. IFPI reported that industry growth accelerated to 9.7% in 2018 to $19.1 billion, an increase from 8.1% in 2017 and the fourth consecutive year of growth. While Physical declined 10% and Downloads declined 21%, Streaming grew 34%, and now accounts for 47% of all industry revenue. Streaming is the engine driving the growth in recorded music revenue and Spotify is the engine driving the growth in Streaming.

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Q2 2019 AND FULL YEAR OUTLOOK

These forward-looking statements reflect Spotify’s expectations as of April 29, 2019 and are subject to substantial uncertainty.

Q2 2019 Guidance:

•	Total MAUs: 222-228 million, up 23-27% Y/Y

•	Total Premium Subscribers: 107-110 million, up 29-34% Y/Y

•	Total Revenue: €1.51-€1.71 billion, up 18-35% Y/Y

•	Gross Margin: 23.5-25.5%

•	Operating Profit/Loss: €(15)-(€95) million

Full Year 2019 Guidance:

•	Total MAUs: 245-265 million, up 18-28% Y/Y

•	Total Premium Subscribers: 117-127 million, up 21-32% Y/Y

•	Total Revenue: €6.35-€6.8 billion, up 21-29% Y/Y

•	Gross Margin: 22.0-25.0%

•	Operating Profit/Loss: €(180)-(€340) million

Our quarterly and annual guidance continues to include an estimate of the impact of social charges on our financial statements. This expense can vary materially from quarter to quarter based on fluctuations in the price of Spotify stock, which impacts our accruals for future expenses. Our forecast guidance ranges incorporate our best estimate of the impact of social charges on our income statement; however, material changes in the value of Spotify’s stock price could have an outsized impact on our reported profit or loss for the quarter and/or the year.

SHARE REPURCHASE PROGRAM UPDATE

On November 5, 2018, Spotify announced a program to repurchase up to $1.0 billion of its publicly traded shares. During Q1, the Company repurchased 1,019,409 shares at a total cost of $138.2 million and an average cost of $135.58 per share. In total, the Company has repurchased 1,706,680 shares at a total cost of $225.5 million and an average cost of $132.13 per share.

EARNINGS QUESTION & ANSWER SESSION

The Company will host a live question and answer session starting at 8 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Barry McCarthy, our Chief

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Financial Officer, will be on hand to answer questions submitted to ir@spotify.com and via the live chat window available through the webcast. Participants also may join using the listen-only conference line:

Participant Toll Free Dial-In Number: (844) 343-9039

Participant International Dial-In Number: (647) 689-5130

Conference ID: 4598466

CONTACTS

Investor Relations:	Public Relations:
Paul Vogel	Dustee Jenkins
ir@spotify.com	press@spotify.com

Use of Non IFRS Measures

This shareholder letter includes references to the non-IFRS financial measures of EBITDA and Free Cash Flow. Management believes that EBITDA and Free Cash Flow are important metrics because they present measures that approximate the amount of cash generated that is available to repay debt obligations, make investments, and for certain other activities that excludes certain infrequently occurring and/or non-cash items. However, these measures should be considered in addition to, not as a substitute for or superior to, net income, operating income, or other financial measures prepared in accordance with IFRS. This shareholder letter also includes references to the non-IFRS financial measures of Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect are important metrics because they present measures that facilitate comparison to our historical performance. Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect and Ad-Supported revenue excluding foreign exchange effect should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue or other financial measures prepared in accordance with IFRS.

Forward Looking Statements

This shareholder letter contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users and to retain existing users; our dependence upon third-party licenses for sound recordings and musical compositions; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our ability to comply with the many complex license agreements to which we are a party; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; potential breaches of our security systems; assertions by third parties of infringement or other violations by us of their intellectual property rights; competition for users and user listening time; our ability to accurately estimate our user metrics and other estimates; risks associated with manipulation of stream counts and user accounts and unauthorized access to our services; changes in legislation or governmental regulations affecting us; ability to hire and retain key personnel; our ability to maintain, protect, and enhance our brand; risks associated with our international expansion, including difficulties obtaining rights to stream music on favorable terms; risks relating to the acquisition, investment, and disposition of companies or technologies; dilution resulting from additional share issuances; tax-related risks; the concentration of voting power among our founders who have and will continue to have substantial control over our business; risks related to our status as a foreign private issuer; international, national or local economic, social or political conditions; and risks associated with accounting estimates, currency fluctuations and foreign exchange controls.

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Other sections of this report describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different and worse from what we expect.

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Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Revenue	1,511	1,495	1,139
Cost of revenue	1,138	1,096	856

Gross profit	373	399	283
Research and development	155	100	115
Sales and marketing	172	163	138
General and administrative	93	42	71

	420	305	324

Operating (loss)/income	(47)	94	(41)
Finance income	34	389	15
Finance costs	(156)	(2)	(154)

Finance income/(costs) - net	(122)	387	(139)

Loss before tax	(169)	481	(180)
Income tax (benefit)/expense	(27)	39	(11)

Net (loss)/income attributable to owners of the parent	(142)	442	(169)

(Loss)/earnings per share attributable to owners of the parent
Basic	(0.79)	2.44	(1.01)

Diluted	(0.79)	0.36	(1.01)

Weighted-average ordinary shares outstanding
Basic	180,613,539	181,067,994	167,778,952

Diluted	180,613,539	190,511,148	167,778,952

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Condensed consolidated statement of financial position

(Unaudited)

(in € millions)

	March 31, 2019	December 31, 2018
Assets
Non-current assets
Lease right-of-use assets	430	—
Property and equipment	235	197
Goodwill	424	146
Intangible assets	54	28
Long term investments	2,299	1,646
Restricted cash and other non-current assets	70	65
Deferred tax assets	10	8

	3,522	2,090

Current assets
Trade and other receivables	391	400
Income tax receivable	2	2
Short term investments	660	915
Cash and cash equivalents	966	891
Other current assets	52	38

	2,071	2,246

Total assets	5,593	4,336

Equity and liabilities
Equity
Share capital	—	—
Other paid in capital	3,834	3,801
Treasury shares	(198)	(77)
Other reserves	1,491	875
Accumulated deficit	(2,665)	(2,505)

Equity attributable to owners of the parent	2,462	2,094

Non-current liabilities
Lease liabilities	555	—
Accrued expenses and other liabilities	1	85
Provisions	7	8
Deferred tax liabilities	61	2

	624	95

Current liabilities
Trade and other payables	397	427
Income tax payable	4	5
Deferred revenue	273	258
Accrued expenses and other liabilities	1,298	1,076
Provisions	44	42
Derivative liabilities	491	339

	2,507	2,147

Total liabilities	3,131	2,242

Total equity and liabilities	5,593	4,336

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Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Operating activities
Net (loss)/income	(142)	442	(169)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	17	4	9
Amortization of intangible assets	4	4	2
Share-based payments expense	26	23	18
Finance income	(34)	(389)	(15)
Finance costs	156	2	154
Income tax (benefit)/expense	(27)	39	(11)
Other	8	15	1
Changes in working capital:
Decrease/(increase) in trade receivables and other assets	35	(59)	15
Increase in trade and other liabilities	155	57	70
Increase in deferred revenue	13	17	9
Decrease in provisions	—	(7)	(3)
Interest paid on lease liabilities	(4)	—	—
Interest received	4	3	10
Income tax paid	(2)	(1)	(6)

Net cash flows from operating activities	209	150	84

Investing activities
Business combinations, net of cash acquired	(288)	—	—
Purchases of property and equipment	(37)	(65)	(6)
Purchases of short term investments	(104)	(300)	(271)
Sales and maturities of short term investments	383	66	430
Change in restricted cash	1	(1)	(4)
Other	(4)	—	(10)

Net cash flows (used in)/from investing activities	(49)	(300)	139

Financing activities
Payments of lease liabilities	(5)	—	—
Repurchases of ordinary shares	(126)	(72)	—
Proceeds from exercise of share options	33	17	39
Other	—	—	4

Net cash flow (used in)/from financing activities	(98)	(55)	43

Net increase in cash and cash equivalents	62	(205)	266
Cash and cash equivalents at beginning of the period	891	1,095	477
Net exchange gains/(losses) on cash and cash equivalents	13	1	(10)

Cash and cash equivalents at period end	966	891	733

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Reconciliation of IFRS to Non-IFRS Results

(Unaudited)

(in € millions, except percentages)

	Three months ended
	March 31, 2019	March 31, 2018
IFRS revenue	1,511	1,139
Foreign exchange effect on 2019 revenue using 2018 rates	(33)

Revenue excluding foreign exchange effect	1,478
IFRS revenue year-over-year change %	33%
Revenue excluding foreign exchange effect year-over-year change %	30%
IFRS Premium revenue	1,385	1,037
Foreign exchange effect on 2019 Premium revenue using 2018 rates	(26)

Premium revenue excluding foreign exchange effect	1,359
IFRS Premium revenue year-over-year change %	34%
Premium revenue excluding foreign exchange effect year-over-year change %	31%
IFRS Ad-Supported revenue	126	102
Foreign exchange effect on 2019 Ad-Supported revenue using 2018 rates	(7)

Ad-Supported revenue excluding foreign exchange effect	119
IFRS Ad-Supported revenue year-over-year change %	24%
Ad-Supported revenue excluding foreign exchange effect year-over-year change %	17%

EBITDA

(Unaudited)

(in € millions)

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Net (loss)/income attributable to owners of the parent	(142)	442	(169)
Finance income/(costs) - net	122	(387)	139
Income tax (benefit)/expense	(27)	39	(11)
Depreciation and amortization	21	8	11

EBITDA	(26)	102	(30)

Free Cash Flow

(Unaudited)

(in € millions)

	Three months ended
	March 31, 2019	December 31, 2018	March 31, 2018
Net cash flows from operating activities	209	150	84
Capital expenditures	(37)	(65)	(6)
Change in restricted cash	1	(1)	(4)

Free Cash Flow	173	84	74

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